SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If ,,Yes“ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Düsseldorf, May 17, 2005

Ad hoc Announcement
in accordance with Article 15 of the Securities Trading Act (WpHG)

Re: Viterra divestment; net income

E.ON sells Viterra to Deutsche Annington

Strong disposal gains are expected to result in substantially higher net income for 2005

E.ON AG, Düsseldorf, sells Viterra to Deutsche Annington GmbH, Düsseldorf. The transaction has a total value of approximately € 7 billion, comprising the purchase price for the equity of approximately € 4 billion and the net debt and provisions of Viterra of approximately € 3 billion.

E.ON expects to realize a gain in the order of approximately € 2.4 billion from the sale in fiscal year 2005, which according to US GAAP will be reported in results from discontinued operations. The transaction still requires clearance from anti-trust authorities as well as approval by the E.ON supervisory board and should be completed by July 2005.

Owing to this successful transaction E.ON now expects net income for the financial year 2005 to surpass the net income of 2004 substantially.

- End of ad hoc announcement – May 17, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

    E.ON AG

Date: May 18, 2005	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting